Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct	212.407.4043
	Main	212.407.4000
	Fax	212.937.3943
	jaryeh@loeb.com

Via Edgar

November 1, 2024

Ronald E. Alper and Pam Howell U.S. Securities & Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Re:	Healthcare AI Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A Filed October 18, 2024 File No. 001-41145

Dear Mr. Alper and Ms. Howell:

On behalf of our client, Healthcare AI Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 31, 2024 (the “Staff’s Letter”) regarding the Preliminary Proxy Statement on Schedule 14A.  Contemporaneously, we are filing a revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter.  The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

November 1, 2024 Page 2

Preliminary Proxy Statement on Schedule 14A Risk Factors

We are required by the Nasdaq Listing Rules to consummate a business combination within 36 months...., page 31

1. We note that you are seeking to extend your termination date to May 14, 2025, a date which is 42 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 14, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition to the consequences already disclosed, please also disclose the other consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on securities holders due to your securities no longer being considered “covered securities,” and any other consequences related to the merger with your current proposed target.

Response:  The Company has revised the disclosure on page 31 of the Amended Proxy Statement in accordance with the Staff’s comment.

Please call me at 212 407-4043 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel